UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

EuroSite Power Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

29881X100

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

X	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29881X100	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON Nettlestone Enterprises Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,700,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,700,000
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,700,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.6%
12.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 29881X100	13G	Page 3 of 5 Pages

Item 1(a). Name of Issuer:

EuroSite Power Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

45 First Avenue, Waltham, MA 02451

Item 2(a). Name of Person Filing:

Nettlestone Enterprises Limited

Item 2(b). Address of Principal Business Office or, if None, Residence:

P.O. Box 665 Roseneath, The Grange, St. Peter Port, Guernsey GY1-3SJ, Channel Islands

Item 2(c). Citizenship:

British Virgin Islands

Item 2(d). Title of Class of Securities:

Common Stock, par value $.001 per share

Item 2(e). CUSIP Number:

29881X100

Item 3.        If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

(a)	Broker or dealer registered under section 15 of the Act;

(b)	Bank as defined in section 3(a)(6) of the Act;

(c)	Insurance company as defined in section 3(a)(19) of the Act;

(d)	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	A church plan that is excluded from the definition of an investment company under Section
3(c)(14) of the Investment Company Act of 1940;

(j)	A non-US institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

CUSIP No. 29881X100	13G	Page 4 of 5 Pages

 Item 4. Ownership.

(a)    Amount beneficially owned: 5,700,000 shares of EuroSite Power Inc. common stock, par value $0.001 per share (“EuroSite Common Stock”). This amount consists of: (a) 5,300,000 shares of EuroSite Common Stock; and (b) 400,000 shares of EuroSite Common Stock that Nettlestone Enterprises Limited has the right to acquire pursuant to currently exercisable warrants or warrants that become exercisable within 60 days of execution of this Schedule 13G.

    (b)       Percent of class: 10.6% (based on 53,511,000 shares of EuroSite Common Stock outstanding as of December 31, 2011, such number having been reported to the filing person upon his request).

    (c)   Number of shares as to which such person has:

   (i) Sole power to vote or direct the vote: 5,700,000

  (ii) Shared power to vote or direct the vote: 0

  (iii) Sole power to dispose or to direct the disposition of: 5,700,000

  (iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. 29881X100	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012

NETTLESTONE ENTERPRISES LIMITED

/s/ Michael Hayworth

(Signature)

Michael Hayworth, Director

(Name/Title)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)